UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42007

CDT Environmental Technology Investment Holdings Limited

(Translation of registrant’s name into English)

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road

Nanshan District, Shenzhen, China 518057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

On or about December 8, 2025, CDT Environmental Technology Investment Holdings Limited (the “Company”) entered into share subscription agreements (each a “Share Subscription Agreement”) with six investors (each a “Subscriber”), pursuant to which the Subscribers have agreed to subscribe in the aggregate 2,000,000 class A ordinary shares of the Company (the “Subscription Shares”) at a subscription price of US$0.50 per share in cash. Each Share Subscription Agreement is substantially on the same form and based on the same terms and conditions, except for the number of Subscription Shares and the Company’s subsequent agreement with three Subscribers to delay the completion of their subscriptions by several weeks.

The Subscription Shares will be issued in transactions not registered under the U.S. Securities Act and may not be resold unless the resale falls within an exemption thereunder. Each Subscriber has also agreed not to resell the Subscription Shares or any securities of the Company beneficially owned by the Subscriber, whether in public or private transactions, for a period of six months upon completion of the transaction.

As of the date hereof, three of the six Subscribers have completed their subscriptions of 1,200,000 Subscription Shares in the aggregate. It is expected that completion of the subscriptions for the remaining three Subscribers will take place in January or February 2026.

The foregoing description of the Share Subscription Agreement is qualified in its entirety by reference to the full text of the form thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

Exhibit No.	Description of Exhibit
10.1	Form of Share Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2026

CDT Environmental Technology Investment Holdings Limited

By:	/s/ Yunwu Li
Name: Yunwu Li
Title: Chief Executive Officer and
Chairman of the Board of Directors